UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COST PLUS, INC.

(Name of Subject Company (Issuer))

BLUE CORAL ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

BED BATH & BEYOND INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

221485105

(CUSIP Number of Class of Securities)

Steven H. Temares

Chief Executive Officer

Bed Bath & Beyond Inc.

President

Blue Coral Acquisition Corp.

650 Liberty Avenue

Union, New Jersey 07083

(908) 688-0888

 (Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Peter Samuels, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  Third-party tender offer subject to Rule 14d-1.

☐                                    Issuer tender offer subject to Rule 13e-4.

☐                                    Going-private transaction subject to Rule 13e-3.

☐                                    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Blue Coral Acquisition Corp., a California corporation (“Purchaser”), and wholly owned subsidiary of Bed Bath & Beyond Inc., a New York corporation, for all of the outstanding shares of common stock, par value $0.01 per share, of Cost Plus, Inc., a California corporation, to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 8, 2012, by and among Bed Bath & Beyond Inc., Purchaser and Cost Plus, Inc.

The tender offer for the outstanding common stock of Cost Plus, Inc. referred to in this filing has not yet commenced. This filing is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Cost Plus, Inc.’s common stock will be made pursuant to an offer to purchase and related materials that Bed Bath & Beyond Inc. and Purchaser intend to file with the Securities and Exchange Commission. At the time the offer is commenced, Bed Bath & Beyond Inc. and Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Cost Plus, Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all shareholders of Cost Plus, Inc. when available. In addition, at such time all of these materials (and all other materials filed by Cost Plus, Inc. with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained at such time by directing such requests to Bed Bath & Beyond Inc. Investor Relations at 650 Liberty Ave., Union, NJ 07083, telephone: (908) 855-4554. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Cost Plus, Inc. by contacting Cost Plus, Inc. Investor Relations at 200 4th Street, Oakland, CA 94607, telephone: (510) 808-9119.

Exhibit Index

Exhibit	Description

99.1	Press Release dated May 9, 2012.
99.2	Letter to employees, dated May 9, 2012.
99.3	Q&A Script dated May 9, 2012.